ELITE AMATEUR FIGHT LEAGUE INC.

STOCK PURCHASE AGREEMENT

The Board of Directors of
ELITE AMATEUR FIGHT LEAGUE INC.

This STOCK PURCHASE AGREEMENT ("***Agreement***"), dated as of November 1, 2019 ("***Effective Date***"), is made by and among the Elite Amateur Fight League Inc., an Indiana corporation ("***Company***"), the Company's board of directors, the Company's current shareholders, and between the undersigned, a prospective investor into the Company in accordance with the terms of this Agreement.

1. Background. The undersigned understands that the Company is conducting an offering ("***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended ("***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC in January 2020 ("***Form C***") and the Offering Statement, which is included therein ("***Offering Statement***"). The Company intends to offer to both accredited and non-accredited investors up to $500,000 of Common Stock Shares (each a "***Share***" and, collectively, "***Shares***") at a price of $1.00 per Share sold in the Offering ("***Purchase Price***"). The Shares have the relative rights, preferences, privileges, and priorities specified in the Shareholders' Rights Agreement of the Company, a copy of which is attached to the Form C ("***Shareholders' Agreement***"). The minimum amount or target amount to be raised in the Offering is $50,000 ("***Target Offering Amount***") and the maximum amount to be raised in the offering is $500,000 ("***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal ("***Portal***"). The Portal is registered with the Securities and Exchange Commission ("***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6.75% of gross monies raised in the Offering. Investors should carefully review Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website ("***Offering Deadline***").

3. Closing.

    (a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement ("***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline ("***Closing Date***").

    (b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

        (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount; and

        (ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for the undersigned's current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has the undersigned been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of Form C and the accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

6. The undersigned confirms that the undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in Form C and the accompanying Offering Statement or otherwise by the Company, the Portal, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(a) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in Form C and the accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as the undersigned deems necessary to enable the undersigned to make an informed investment decision concerning the purchase of the Shares.

(b) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(c) The undersigned acknowledges that the Company has the right in the Company's sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(d)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(e)   The undersigned has up to forty-eight (48) hours before the campaign end date to cancel the purchase and get a full refund.

(f)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made the undersigned's own independent decision, alone or in consultation with the undersigned's investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(g)   The undersigned has such knowledge, skill, and experience in business, financial, and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of the undersigned's own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and the undersigned's authority to invest in the Shares.

(h)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(i) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(j)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer, or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts, and estimates are based upon assumptions which are subject to

change and which are beyond the control of the Company or the Company's management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service ("*IRS*"), audit adjustment, court decisions, or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with the undersigned's own advisor regarding legal matters and tax consequences involving this investment.

8.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a business corporation under the laws of the State of Indiana and, has all requisite legal and corporate power and authority to conduct the Company's business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and Form C, will be validly issued, fully paid, and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Bylaws, the Shareholders' Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by an investor.

(d)   No Conflict. The execution, delivery, and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of incorporation, the Bylaws, or the Shareholders' Agreement, as may be amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which Company is bound, or any statute, rule, or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition, or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and the Company's directors, officers, and agents (including legal counsel) from any and all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters ("**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the thirty (30)-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) ("*Market Standoff Period*"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Shareholders' Agreement and, to the extent that any dispute implicates the Platform, such dispute will be subject to the Platform's Terms of Service, which are hereby incorporated herein and made a part of this Agreement by this reference.

13.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by such provision's severance from this Agreement.

15.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.   Electronic Execution and Delivery. A digital reproduction, portable document format ("pdf"), or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail, or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Elite Amateur Fight League, Inc.

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME] _____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited